UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006617

DC
NO ACT
P.E 1-27-03
1-63666

January 28, 2003

Janice B. Liva
Deputy General Counsel
Corporate Law Department
FleetBoston Financial Corporation
Mail Stop: MA DE 10019B
100 Federal Street
Boston, MA 02110

Act 1934
Section
Rule 14A-8
Public Availability 1-28-2003

Re: FleetBoston Financial Corporation

Dear Ms. Liva:

This is in regard to your letter dated January 27, 2003 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of the United Methodist Church and Catholic Healthcare West for inclusion in FleetBoston's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that FleetBoston therefore withdraws its December 20, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

cc: Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns
General Board Of Pension
And Health Benefits Of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Fleet

FleetBoston Financial

December 20, 2002

RECEIVED
2002 DEC 23 PM 3:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Airborne Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of FleetBoston Financial Corporation, I am enclosing six courtesy copies of the request for no-action relief we submitted to the Division of Corporation on December 20, 2002 via e-mail.

Please do not hesitate to call me at (617) 434-8118 if you have any questions.

Very truly yours,

Paul A. Auerbach
Group Senior Counsel

Fleet

FleetBoston Financial

December 20, 2002

Via E-Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

FleetBoston Financial Corporation (the "Corporation") has received letters from two stockholders (the "Proponent" or the "Proponents") submitting the same stockholder proposal described below (the "Proposal") and requesting that the Corporation submit the Proposal to the Corporation's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proponents and the dates of their letters to the Corporation submitting the Proposal are as follows: (i) the General Board of Pension and Health Benefits of the United Methodist Church, e-mail dated November 7, 2002, and Catholic Healthcare West, letter dated November 7, 2002. Catholic Healthcare West has indicated in its letter that a representative of the General Board of Pension, Health and Benefits, United Methodist Church, will serve as liaison on the matter. Therefore, because both Proponents submitted the same Proposal and because one has named the other as its liaison with respect to the Proposal, we respectfully submit this one letter, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance with the procedures established by the Division of Corporation Finance (the "Division") for the electronic transmission of "no action" requests.

We request that the Division confirm that for the reasons stated below (i) the Proposal submitted by each of the Proponents may properly be omitted from the proxy statement and form of proxy for the Annual Meeting (collectively, the "Proxy Materials"), and (ii) the Division will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Proposal submitted by both of the Proponents is omitted from the Proxy Materials. Electronic copies of the letters submitted to the Corporation by each of the Proponents and containing the Proposal are attached hereto as Exhibit A and incorporated herein by reference.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Corporation proposes to omit the Proposal from the Proxy Materials. A copy of this letter is also being sent to each of the Proponents as notice to it of the Corporation's intent to omit the Proposal from the Proxy Materials.

I. THE PROPOSAL

The Proposal is as follows:

"Whereas recent Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations engaged in round trip trades, which are purchases and sales with the same party at the same price. These trades falsely inflated the revenue reported by the company and obscure the actual amount of funds the company had borrowed. They subsequently contributed to the financial problems of these companies. Such round trip trades in securities, also known as 'wash sales' were prohibited by Congress in 1934 as a result of abuses in the 20's.

Whereas banks have also contributed to the problem by purchasing and paying in full for forward gas or oil contracts (trades) that were then to be sold back at a future date. However by using side agreements, the banks took no risk of changes of gas or oil prices and arranged that the total of the transaction would net them the return of their initial investment plus the return for the period at the going interest rate. In essence, this process is equivalent to a loan and should be reported as such, rather than as off-balance sheet equity investment for either the bank and/or the corporation involved in the transaction.

Whereas Senator Carl Levin stated that ' . . . the Subcommittee looked at the sham transactions that Enron used to obtain billions in loans from major financial institutions without showing any debt on Enron's books. . . . Chase and Citigroup did more than just help Enron carry out its deceptions; they also pitched Enron-style, phony prepays to other companies, further spreading into the U.S. business community the poisonous practice of misleading accounting.'

Whereas as a result of this misleading accounting, banks may find themselves liable for recovery from Enron creditors for facilitating the financial deception. Such transactions represent unsecured loans and expose banks to loss of capital if the company with which such a transaction was engaged fails, as in the case of Enron. The rating agencies recognize these uncertainties and may downgrade the rating of banks involved, exacerbating the difficult financial situation of the banks. A Wall Street Journal editorial commented 'These banks deserve the beating they're now getting.' 'The outline that emerged from the Senate (Hearings) seems to show that Citi and Morgan were energetically helping Enron disguise reality from investors.'

Whereas in addition the $8.5 billion of prepaid transactions with Enron by Chase and Citigroup, another $1 billion of such transactions are alleged to have participated in by Barclays, Credit Suisse First Boston, FleetBoston, Royal Bank of Scotland and Toronto Dominion.

Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes out corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties."

II. THE PROPOSAL MAY BE OMITTED BECAUSE IT HAS BEEN SUBSTANTIALY IMPLEMENTED

Pursuant to Rule 14a-8(i)(10), the Proposal may be omitted because it has been substantially implemented. The Corporation has approved a new policy (the "Policy") for its Credit Policy Manual that is almost identical to the policy requested by the Proposal:

> "The Corporation conducts its business in accordance with the highest ethical standards and in compliance with applicable regulatory and accounting principles. It shall be a violation of these policies to engage in a material derivative transaction which, although it appears as a trade, is intentionally designed as a loan and does not present any market trading risk to the client because of side contracts with the same or related parties."

The Policy is designed to prohibit the types of transactions highlighted in the Proposal without prohibiting legitimate transactions. The Proposal, on the other hand, on its face sweeps broadly and – as discussed below in more detail – would potentially impose restrictions on a range of legitimate trading, financing and other ordinary business activities were we not to add the clarifying language "to the client."

An example may help to illustrate the problems inherent in the Proposal. The Corporation manages its credit portfolio through a number of standard market transactions, including asset purchases and sales and credit derivative products. The Corporation may hedge a credit exposure on its books by purchasing default swap protection from a third party. A credit default swap contract transfers the credit risk component of an asset in isolation from other market risk elements such as funding or interest rate risk present in the asset. In the event of a default on the underlying asset, the Corporation would be paid the stated principal and accrued interest thereon and the asset would typically be transferred to the counterparty. The cost of funding the transaction would be reflected in the price paid to the counterparty for the protection. This fairly straight-forward example illustrates a transaction that is accounted for as a derivative, includes a financing element (as the Corporation continues to fund the asset), and involves financial contracts with "the same or related parties." Yet, literally read, the

Proposal would prohibit FBF from entering into this type of transaction notwithstanding the fact that it is one of a number of different, legitimate transaction types that serves a strategic client objective, involves the transfer of market and funding risks, and yet conforms to the highest legal, ethical and accounting standards. What we believe the Proposal lacks, and is a crucial distinction made by the Policy, is the clarifying language regarding the transfer of market trading risk to the client. We believe this clarification is consistent with the proponent's goals and therefore believe the Policy substantially implements the terms of the Proposal.

In addition to the Policy, the Corporation's Code of Ethics, as well as its other policies and procedures, address the issue the Proponents have raised. The Corporation's Code of Ethics states that "We . . . are committed to acting fairly and honestly in carrying out our professional responsibilities, as well as those aspects of our lives off the job that could impact the Corporation's reputation or cause even an appearance of conflict of interest. It is not enough to do only what is legal; we must do what is right. We must be ready and willing to face public scrutiny of our conduct at all times." The Code further establishes five general standards that apply to all employees:

- We maintain the highest standards of business conduct.
- We are honest and fair in all our business dealings with customers, prospects, regulators, vendors, competitors and each other.
- We conduct business in accordance with applicable laws and regulations.
- We make quality a priority in our daily work.
- We are committed to meeting our customers' needs both by presenting the best products and services and by responding promptly and accurately to their problems and concerns.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In the present case, the Corporation has a credit derivatives policy (i.e., the Policy) and a Code of Ethics that effectively prohibit the types of transactions that the Proposal appears to target. Moreover, the Commission has indicated that a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See* The Gap, Inc. (March 16, 2001); Exchange Act Release No. 34-20091 (August 16, 1983).

For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10).

III. THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH MATTERS RELATING TO THE CORPORATION'S ORDINARY BUSINESS OPERATIONS

The Proposal, without modifications similar to those utilized by the Corporation in the Policy, infringes on the Corporation's ordinary business operations and, in the Corporation's view, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Division has repeatedly found that proposals which involve matters of day-to-day business operations or which infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant. *See e.g.*, WorldCom, Inc. (April 4, 2002) (omission pursuant to Rule 14a-8(i)(7) of a proposal relating to certain disclosure requirements, choice of accounting methods, customer relations and the terms of a new loan); International Business Machines Corporation (January 21, 2002) (omission pursuant to Rule 14a-8(i)(7) of a proposal relating to healthcare reform); Citicorp (December 2, 1997) (omission pursuant to Rule 14a-8(c)(7) of a proposal relating to a compliance program directed at the Foreign Corrupt Practices Act); BankAmerica Corporation (March 23, 1992 (omission pursuant to Rule 14a-8(c)(7)) of a proposal relating to credit polices, loan underwriting and customer relations).

The language of the Proposal appears to imply that it targets specific and allegedly problematic transactions; but as described above, the Proposal in fact sweeps broadly and would potentially impose restrictions on a range of legitimate trading, financing and other ordinary business activities. The Corporation engages in many forms of trading transactions both to manage its own risks and to assist clients in meeting their objectives. These transactions range from interest rate derivative or foreign exchange transactions, which help manage the movement of market rates, to credit derivative transactions designed to hedge or acquire credit risks. A corporation whose primary activity is banking engages in financial transactions on a daily basis. Indeed, these transactions fall within the core of its business. Management is in the best position to, and actively does, determine which financial transactions the Corporation will engage in, as well as how those transactions will be structured. Policies governing whether the Corporation will engage in any particular financing, and how that financing is structured, are formulated and implemented in the ordinary course of the Corporation's business operations. As such, the Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its credit and underwriting policies, its ability to structure transactions in a manner consistent with internal risk policies and sound business practices, bank regulatory requirements, management oversight practices and the management of the Corporation's customer relationships.

The Corporation recognizes that Rule 14a-8(i)(7) does not permit the omission of stockholder proposals that involve significant policy issues. For example, in Conseco, Inc. (April 5, 2001) and Associates First Capital Corporation (March 13, 2000), the Division declined to agree that those corporations, both of which had substantial "subprime" lending operations, could exclude stockholder proposals relating to alleged predatory lending practices. Many of the abuses alleged to have taken place at Enron have gained national attention, but this does not mean that the wide range of legitimate (and ethical) trading, financing, hedging and other transactions that could be handicapped by the Proposal should be viewed as having transcended ordinary business operations. Moreover, while the Policy is specifically directed at the types of transactions that could potentially be manipulated by customers to improper ends (and is directed at precisely the types of transactions that the Proposal appears to be targeting), the Proposal is not limited in such a manner, and stands in contrast to situations, such as those presented in Conseco and Associates First, that raise significant policy issues that the Division has determined to trump the ordinary business exclusion contained in Rule 14a-8(i)(7).

For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7).

IV. THE PROPOSAL MAY BE OMITTED BECAUSE IT IS VAGUE, OVERBROAD AND MISLEADING

The Company believes that it may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague, overbroad and misleading. Under Rule 14a-8(i)(3), a proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." International Business Machines Corporation (December 20, 2001) (quoting Philadelphia Electric Company (July 30, 1992)). Otherwise, "any resultant action by the corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." *See also* Idacorp, Inc. (September 10, 2001). *Cf.* NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

The Proposal (which contains four paragraphs of inflammatory discussions regarding Enron and the activities of the two financial services companies that are alleged to have worked with Enron in certain on- and off-balance sheet transactions) will likely lead the Corporation's stockholders to believe that they are being asked to vote on a simple proposal that the Corporation not assist in misconduct by other corporations, when in fact stockholders would be voting upon a proposal with potentially much broader implications for the Corporation's ordinary business operations and sound risk management and other practices.

For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3).

V. CONCLUSION

The Corporation is fully committed to maintaining the highest standards of corporate ethics in all of its business practices. While we do appreciate our stockholders' genuine interest in this topic, we believe, for the foregoing reasons, that it is appropriate for the Division to take a no-action position if the Corporation excludes the Proposal from the Proxy Materials.

Thank you for your prompt attention to this matter. In the event that the Division has any questions or comments concerning the subject matter of this letter, please call me at (617) 434-8630. If the Division disagrees with the Corporation's conclusion that the Proposal may be omitted from the Proxy Materials, I request the opportunity to confer with the Division prior to the issuance of your position.

Sincerely,

Janice B. Liva
Deputy General Counsel

Enclosures

GARY A. SPIESS

NOV 12 2002

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 7, 2002

William C. Mutterperl
Secretary
FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110

Dear Mr. Mutterperl:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $10 billion for over 70,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations which have a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 237,006 shares of common stock of FleetBoston Financial Corporation.

We have appreciated the informative dialogue with management on financial and governance issues. However, we are submitting this proposal in the hopes that our company will develop policy that effectively precludes FleetBoston from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties.

I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of FleetBoston. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board of Pensions has held a number of FleetBoston Financial Corporation shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is the intent of the General Board of Pension and Health Benefits to maintain ownership of FleetBoston stock through the date of the Annual Meeting.

Representatives of the General Board look forward to continued dialogue and learning of the next steps management is taking about this matter. It is our hope that such action will lead to the withdrawal of the resolution prior to the time of the annual meeting in 2003.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

FleetBoston Financial Corporation
Corporate Law Department

NOV 12 2002

James S. Liva

Structured Finance Transactions
Prohibition of LOANS DISGUISED AS TRADES

Whereas recent Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations engaged in round trip trades, which are purchases and sales with the same party at the same price. These trades falsely inflated the revenue reported by the company and obscure the actual amount of funds the company had borrowed. They subsequently contributed to the financial problems of these companies. Such round trip trades in securities, also known as "wash sales" were prohibited by Congress in 1934 as a result of abuses in the 20's.

Whereas banks have also contributed to the problem by purchasing and paying in full for forward gas or oil contracts (trades) that were then to be sold back at a future date. However by using side agreements, the banks took no risk of changes of gas or oil prices and arranged that the total of the transaction would net them the return of their initial investment plus the return for the period at the going interest rate. In essence, this process is equivalent to a loan and should be reported as such, rather than as off-balance sheet equity investment for either the bank and/or the corporation involved in the transaction.

Whereas Senator Carl Levin stated that " . . .the Subcommittee looked at the sham transactions that Enron used to obtain billions in loans from major financial institutions without showing any debt on Enron's books. . . . Chase and Citigroup did more than just help Enron carry out its deceptions; they also pitched Enron-style, phony prepays to other companies, further spreading into the U.S. business community the poisonous practice of misleading accounting."

Whereas as a result of this misleading accounting, banks may find themselves liable for recovery from Enron creditors for facilitating the financial deception. Such transactions represent unsecured loans and expose banks to loss of capital if the company with which such a transaction was engaged fails, as in the case of Enron. The rating agencies recognize these uncertainties and may downgrade the rating of banks involved, exacerbating the difficult financial situation of the banks. A Wall Street Journal editorial commented "These banks deserve the beating they're now getting." "The outline that emerged from the Senate (Hearings) seems to show that Citi and Morgan were energetically helping Enron disguise reality from investors."

Whereas in addition the $8.5 billion of prepaid transactions with Enron by Chase and Citigroup, another $1 billion of such transactions are alleged to have participated in by Barclays, Credit Suisse First Boston, FleetBoston, Royal Bank of Scotland and Toronto Dominion.

Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties.

Structured Finance Transactions
Prohibition of LOANS DISGUISED AS TRADES

Whereas recent Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations engaged in round trip trades, which are purchases and sales with the same party at the same price. These trades falsely inflated the revenue reported by the company and obscure the actual amount of funds the company had borrowed. They subsequently contributed to the financial problems of these companies. Such round trip trades in securities, also known as "wash sales" were prohibited by Congress in 1934 as a result of abuses in the 20's.

Whereas banks have also contributed to the problem by purchasing and paying in full for forward gas or oil contracts (trades) that were then to be sold back at a future date. However by using side agreements, the banks took no risk of changes of gas or oil prices and arranged that the total of the transaction would net them the return of their initial investment plus the return for the period at the going interest rate. In essence, this process is equivalent to a loan and should be reported as such, rather than as off-balance sheet equity investment for either the bank and/or the corporation involved in the transaction.

Whereas Senator Carl Levin stated that " . . .the Subcommittee looked at the sham transactions that Enron used to obtain billions in loans from major financial institutions without showing any debt on Enron's books. . . . Chase and Citigroup did more than just help Enron carry out its deceptions; they also pitched Enron-style, phony prepays to other companies, further spreading into the U.S. business community the poisonous practice of misleading accounting."

Whereas as a result of this misleading accounting, banks may find themselves liable for recovery from Enron creditors for facilitating the financial deception. Such transactions represent unsecured loans and expose banks to loss of capital if the company with which such a transaction was engaged fails, as in the case of Enron. The rating agencies recognize these uncertainties and may downgrade the rating of banks involved, exacerbating the difficult financial situation of the banks. A Wall Street Journal editorial commented "These banks deserve the beating they're now getting." "The outline that emerged from the Senate (Hearings) seems to show that Citi and Morgan were energetically helping Enron disguise reality from investors."

Whereas in addition the $8.5 billion of prepaid transactions with Enron by Chase and Citigroup, another $1 billion of such transactions are alleged to have participated in by Barclays, Credit Suisse First Boston, FleetBoston, Royal Bank of Scotland and Toronto Dominion.

Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties.

Exhibit A

Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

NOV 08 2002

November 7, 2002

Charles K. Gifford
Chief Executive Officer
FleetBoston Financial Corporation
100 Federal Street MA DE 100026A
Boston, MA 02110

Dear Mr. Gifford:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

We believe FleetBoston should take immediate steps to effectively preclude our corporation from engaging in material financings as trading transactions.

Catholic Healthcare West is the beneficial owner of the requisite number of shares of FleetBoston common stock. A letter verifying our ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We present the Loans Disguised As Trades resolution for inclusion in the proxy statement for action at the annual meeting in 2003 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a cosponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Laurie Michalowski, representing the General Board of Pensions and Health Benefits, United Methodist Church, will serve as primary contact.

Again, we would welcome dialogue with representatives of our company, which might lead to the withdrawal of the resolution prior to the time of the annual meeting in 2003.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
Director of Advocacy

Encl.

Cc: Laurie Michalowski
Gary Brouse, ICCR

Janice B. Liva
Deputy General Counsel
Corporate Law Department

Fleet

FleetBoston Financial

Mail Stop: MA DE 10019B
100 Federal Street
Boston, MA 02110
617 434.8630 tel
617 434.7980 fax
janice_b_liva@fleet.com

January 27, 2003

By Fax and Airborne Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities and Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On December 20, 2002, FleetBoston Financial Corporation (the "Corporation") transmitted to the Division of Corporation Finance via e-mail a request that a stockholder proposal submitted for inclusion in the Corporation's proxy materials for its 2003 Annual Meeting of Stockholders be excluded pursuant to Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-(8)(i)(3). The stockholder proponents identified in our request were (i) the General Board of Pension and Health Benefits of the United Methodist Church and (ii) Catholic Healthcare West. We subsequently learned that a third proponent, the Missionary Oblates of Mary Immaculate, had submitted an identical stockholder proposal to the Corporation.

Pursuant to a letter dated January 27, 2003, the General Board of Pension and Health Benefits of the United Methodist Church, acting on behalf of itself and the other two stockholder proponents, formally withdrew this shareholder proposal. A copy of this letter is attached. As the stockholder proposal has been formally withdrawn, we assume there is no longer any need to seek no-action relief from the SEC. Accordingly, assuming that we may treat the stockholder proposal as having been officially withdrawn, we are withdrawing the Corporation's no-action request dated December 20, 2002. We would request that you confirm that the Corporation may exclude the stockholder proposal from its proxy materials for its 2003 Annual Meeting of Stockholders.

In the event that the Division has any questions or comments concerning the subject matter of this letter, please call Paul A. Auerbach, Group Senior Counsel, at (617) 434-8118 or the undersigned at (617) 434-8630.

Sincerely,

Janice B. Liva

Janice B. Liva
Deputy General Counsel

cc: Paul A. Auerbach
Group Senior Counsel

Enclosure

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

January 27, 2003

Janice B. Liva
Deputy General Counsel
FleetBoston Financial
100 Federal Street
Boston, MA 02110

Attention: Mr. James Reilly
Fax: 617-434-7980

Dear Jan,

The proponents of the shareholder resolution entitled "Structured Finance Transactions Prohibition of LOANS DISGUISED AS TRADES" agree to withdraw this resolution since our company has:

– Approved a new policy for its Credit Manual that is almost identical to the policy requested by the Proposal:

"The Corporation conducts it business in accordance with the highest ethical standards and in compliance with applicable regulatory and accounting principles. It shall be a violation of these policies to engage in a material derivative transaction which, although it appears as a trade, is intentionally designed as a loan and does not present any market trading risk to the client because of side contracts with the same or related parties."

– Begun implementation of the Policy, effective immediately;
– Agreed to public disclosure by posting this policy on its Website;
– Agreed to meet at a future date to discuss with the shareholders the implications of this policy change.

We look forward to continued dialogues on this matter

Sincerely,

Viderte Bullock Mixon

Viderte Bullock Mixon
on behalf of:
General Board of Pension and Health Benefits of the United Methodist Church
Catholic Healthcare West
Missionary Oblates of Mary Immaculate

Fleet

Facsimile Cover Sheet

To:	Alex Shukhman
Company:	Securities and Exchange Commission
Phone:	(202) 942-2872
Fax:	(202) 942-9528
From:	Paul A. Auerbach, Esq.
Company:	FleetBoston Financial Corporate Law Department
Phone:	(617) 434-8118
Fax:	(617) 434-7980
Date:	January 27, 2003
Pages including this cover page:	3

COMMENTS: